SECURITIESA. 08030421
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51506

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: True North Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

85 Main Street, Suite 110
(No. and Street)

North Adams, MA 01247
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

SEC Mail Processing Section

FEB 28 2008

Washington, DC 101

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Shatswell, MacLeod & Co., P.C.
(Name – *if individual, state last, first, middle name*)

83 Pine Street West Peabody MA 01960-3635
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard C. Lamb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of True North Financial Services, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President/CEO

Title

Notary Public

SUE A. O'NEIL
Notary Public
Commonwealth of Massachusetts
My Commission Expires
July 20, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHATSWELL, MacLEOD & COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors
True North Financial Services, Inc.
North Adams, Massachusetts

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying consolidated balance sheets of True North Financial Services, Inc. and Subsidiary as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of True North Financial Services, Inc. and Subsidiary as of December 31, 2007 and 2006, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Shatswell, MacLeod + Company, P.C.

SHATSWELL, MacLEOD & COMPANY, P.C.

West Peabody, Massachusetts
February 23, 2008

83 PINE STREET • WEST PEABODY, MASSACHUSETTS 01960-3635 • TELEPHONE (978) 535-0206 • FACSIMILE (978) 535-9908
smc@shatswell.com www.shatswell.com

TRUE NORTH FINANCIAL SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

December 31, 2007 and 2006

	2007	2006
ASSETS		
Cash and due from bank	$ 195,031	$ 537,661
Deposits with clearing organization	615,664	304,279
Money market mutual funds	486,044	170,169
Cash and cash equivalents	1,296,739	1,012,109
Commissions receivable, net of allowance of $4,400 as of December 31, 2007 and 2006	494,078	472,928
Goodwill	332,242	332,242
Intangible assets, net of amortization of $388,338 as of December 31, 2007 and $291,151 as of December 31, 2006	478,787	530,479
Prepaid taxes		7,010
Prepaid expenses	42,783	60,574
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $299,822 as of December 31, 2007 and $263,221 as of December 31, 2006	381,818	399,732
Deferred tax asset, net	16,623	
Other assets	23,214	30,360
Total assets	$3,066,284	$2,845,434
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accrued commissions payable	$ 220,600	$ 259,528
Covenant not to compete payment due		110,755
Accrued wages payable	137,272	75,000
Deferred tax liability, net		10,673
Other liabilities	116,299	51,294
Total liabilities	474,171	507,250
Stockholder's equity:		
Common stock, no par value, authorized and issued 300 shares	90,000	90,000
Paid-in capital	1,681,166	1,681,166
Retained earnings	820,947	567,018
Total stockholder's equity	2,592,113	2,338,184
Total liabilities and stockholder's equity	$3,066,284	$2,845,434

The accompanying notes are an integral part of these consolidated financial statements.

TRUE NORTH FINANCIAL SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31, 2007 and 2006

	2007	2006
Revenues:		
Commissions	$3,909,716	$3,278,269
Dividend income and other interest income	24,742	21,909
Other income	38,270	
Benefits administration income	8,353	7,082
	3,981,081	3,307,260
Expenses:		
Employee compensation and benefits	1,361,466	1,031,972
Floor brokerage, exchange, and clearance fees	14,411	19,477
Dues and subscriptions	44,432	33,678
Communications and data processing	83,549	52,192
Commissions	1,419,175	1,202,286
Occupancy	115,166	116,241
Equipment	64,632	53,280
Amortization of intangible assets	103,006	73,830
Legal and accounting	47,591	55,117
Insurance	43,601	50,271
Advertising	18,774	18,194
Contributions	5,846	16,842
Office supplies	41,209	42,925
Loss on sales, net and disposals of fixed assets	2,350	
Other expenses	166,773	146,561
Interest	23	28
	3,532,004	2,912,894
Income before income taxes	449,077	394,366
Provision for income taxes	195,148	158,875
Net income	$ 253,929	$ 235,491

The accompanying notes are an integral part of these consolidated financial statements.

TRUE NORTH FINANCIAL SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

For the Years Ended December 31, 2007 and 2006

	Common Stock	Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2005	$90,000	$1,681,166	$331,527	$2,102,693
Net income			235,491	235,491
Balance, December 31, 2006	90,000	1,681,166	567,018	2,338,184
Net income			253,929	253,929
Balance, December 31, 2007	$90,000	$1,681,166	$820,947	$2,592,113

The accompanying notes are an integral part of these consolidated financial statements.

TRUE NORTH FINANCIAL SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2007 and 2006

	2007	2006
Cash flows from operating activities:		
Net income	$ 253,929	$ 235,491
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation of fixed assets and amortization of leasehold improvements	54,508	57,875
Amortization of intangible assets and license agreements	103,006	78,830
Loss on sales and disposals of fixed assets	2,350	
Deferred tax benefit	(27,296)	(8,138)
(Increase) decrease in operating assets:		
Other assets	1,327	(22,883)
Commissions receivable	(21,150)	53,294
Prepaid taxes	7,010	43,550
Prepaid expenses	17,791	(9,785)
Accrued commissions payable	(38,928)	19,440
Accrued expenses and other liabilities	127,277	86,670
Total adjustments	225,895	298,853
Net cash provided by operating activities	479,824	534,344
Cash flows from investing activities:		
Purchases of furniture, equipment, and leasehold improvements	(44,344)	(18,110)
Purchases of intangible assets	(156,250)	(43,750)
Proceeds from sales and disposals of fixed assets	5,400	
Net cash used in investing activities	(195,194)	(61,860)
Increase in cash and cash equivalents	284,630	472,484
Cash and cash equivalents at beginning of period	1,012,109	539,625
Cash and cash equivalents at end of period	$1,296,739	$1,012,109
Supplemental cash flows disclosure:		
Income taxes paid	$215,434	$123,463

The accompanying notes are an integral part of these consolidated financial statements.

TRUE NORTH FINANCIAL SERVICES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2007 and 2006

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

True North Financial Services Inc., (Company) is a wholly-owned subsidiary of Hoosac Bank, which is a wholly-owned subsidiary of MountainOne Financial Partners, Inc. which is a wholly-owned subsidiary of MountainOne Financial Partners, MHC. The Company is a Massachusetts corporation.

True North Financial Services, Inc. is a non-clearing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Municipal Securities Rulemaking Board (MSRB) and the Financial Industry Regulatory Authority (FINRA). FINRA was created in July 2007 through the consolidation of the National Association of Securities Dealers (NASD) and the member regulation, enforcement and arbitration functions of the New York Stock Exchange. Prior to FINRA membership, the Company was a member of NASD and received a one-time payment of $35,000 in anticipation of cost savings achieved. This payment is included in other income in 2007. The Company is also registered with the SEC as an Investment Advisor.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

BASIS OF PRESENTATION:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary True North Insurance Agency, Inc. (Insurance Agency). The Company is engaged as a securities broker-dealer and its primary business is comprised of brokerage transactions on an agency basis, and the offering of investment advisory products and services. The Insurance Agency is engaged primarily as an insurance agent.

ADVERTISING COSTS:

The Company expenses the costs of non-direct response advertising as incurred. Direct-response advertising is capitalized and amortized over its expected period of future benefits. Advertising expense was $18,774 in 2007 and $18,194 in 2006.

COMMISSIONS RECEIVABLE:

Commissions receivable represents the commissions due from investment companies on the sale of investment products including mutual funds and monies due from clearing firms for brokerage account transactions including the purchase and sale of stocks, bonds, exchange traded funds and mutual funds. It also represents commissions due from insurance companies on the sale of annuities, life, accident and health and group insurance products. Management establishes an allowance for the variance between commissions recorded at that time of sale and the actual amount expected to be collected. Management has determined that the appropriate allowance as of December 31, 2007 and 2006 is $4,400.

INCOME TAXES:

The Company and its Subsidiary are included in the consolidated federal income tax return filed by Hoosac Bank. Federal income taxes are calculated on the consolidated federal income tax rate, and the amount of current tax or benefit calculated is remitted to Hoosac Bank. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the consolidated financial statements for the changes in deferred tax liabilities or assets between periods.

DEPRECIATION AND AMORTIZATION OF FIXED ASSETS:

Depreciation is provided on a straight-line basis using estimated useful lives of three to fifteen years for furniture and equipment. Leasehold improvements are amortized over the economic useful life of the improvement or the term of the lease, whichever is shorter. Depreciation and amortization expense for the years ended December 31, 2007 and 2006 was $54,508 and $57,875, respectively.

STATEMENTS OF CASH FLOWS:

For purposes of the consolidated statements of cash flows, the Company has defined cash equivalents as cash and due from bank, money market mutual funds and deposits with clearing organization.

RECENT ACCOUNTING PRONOUNCEMENTS:

In February 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 155, "Accounting for Certain Hybrid Instruments" (SFAS 155), which permits, but does not require, fair value accounting for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation in accordance with SFAS 133. The statement also subjects beneficial interests issued by securitization vehicles to the requirements of SFAS No. 133. The statement is effective as of January 1, 2007. The adoption of SFAS 155 did not have a material impact on the Company's financial condition and results of operations.

In June 2006 the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement 109" ("FIN 48"). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2007. The Company does not expect the adoption of FIN 48 to have a material impact on the Company's financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles (GAAP) and enhances disclosures about fair value measurements. SFAS 157 retains the exchange price notion and clarifies that the exchange price is the price that would be received for an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date. SFAS 157 is effective for the Company's consolidated financial statements for the year beginning on January 1, 2008, with earlier adoption permitted. The Company does not expect the adoption of this statement to have a material impact on its financial condition, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 158, "Employer's Accounting for Defined Benefit Pension and other Postretirement Plans - an amendment of FASB Statements No 87, 88, 106 and 132(R)" (SFAS 158). SFAS 158 requires 1) the recognition of an asset or liability for the over-funded or under-funded status of a defined benefit plan, 2) the recognition of actuarial gains and losses and prior service costs and credits in other comprehensive income, 3) measurement of plan assets and benefit obligations as of the employer's balance sheet date, rather than at interim measurement dates as currently allowed, and 4) disclosure of additional information concerning actuarial gains and losses and prior service costs and credits recognized in other comprehensive income. This statement is effective for financial statements with fiscal years ending after December 15, 2006. The adoption of this Statement did not have a material impact on the Company's financial position, result of operations, or cash flows.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities including an amendment of FASB Statement No. 115" (SFAS 159). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. The new standard is effective at the beginning of the Company's fiscal year beginning January 1, 2008, and early application may be elected in certain circumstances. The adoption of this Statement is not expected to have a material impact on the Company's financial condition, results of operations or cash flows.

NOTE 3 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 4 - COMMITMENTS AND CONTINGENT LIABILITIES

In May 2001, the Company entered into a 15 year lease of office space at 85 Main Street, North Adams, Massachusetts that commenced on January 1, 2002. The lessor is an unrelated third party. The fixed minimum rent for the lease term is $4,100 monthly. The lease provides for renewal options for 3 additional 5 year terms. In addition, the Company is responsible for a 7% fractional share of increases in certain other expenses over the base year (2001) expenses. Rent expense for the years ended December 31, 2007 and 2006 amounted to $49,200.

The Company leases office space at 296 Main Street, Williamstown, Massachusetts under a five year lease that commenced on March 1, 2004. The lessor is Hoosac Bank. The basic fixed annual rent is $4,320. Rent expense for the years ended December 31, 2007 and 2006 was $4,320 per year. Occupancy costs are borne by the lessor.

The Company leases office space at One West Street, Pittsfield, Massachusetts under a 3 year lease. The original lease commenced on October 1, 2004 and expired on September 30, 2007. The Company has extended the lease for a one-year period expiring September 30, 2008 with a monthly base rent of $1,433. The lessor is an unrelated third party. Rent expense for the years ended December 31, 2007 and 2006 was $15,662 and $14,468, respectively.

The Company has operating leases for an auto and various equipment. Lease expense under these leases for the years ended December 31, 2007 and 2006 was $17,727 and $10,798, respectively.

The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancellable lease terms in excess of one year as of December 31, 2007:

2008	$ 71,283
2009	57,560
2010	52,683
2011	49,200
2012	49,200
Thereafter	196,800
Total minimum lease payments	$476,726

NOTE 5 - EMPLOYEE BENEFITS

Employees of the Company can become eligible to participate in the defined benefit pension plan and 401(k) plan sponsored by MountainOne Financial Partners, Inc. (MOFP).

The MOFP 401(k) Plan is a multi-employer discretionary contribution retirement plan sponsored by MOFP. Employees are eligible after reaching age 21 and if credited with 30 days of service. Eligible employees may defer a percentage of their compensation up to the maximum amount allowed by law. Matching and profit sharing contributions by the Company are discretionary and employees become eligible for purposes of receiving Company contributions after one year of service. No Company contributions were made in 2007 and 2006.

The MOFP Non-Contributory Defined Benefit Pension Plan is a multi-employer Savings Banks Employees Retirement Association Pension Plan as adopted by MOFP. Employees are eligible after reaching age 21 and if credited with one year of service. The plan provides a monthly benefit upon retirement based on compensation and years of credited service. Expense for this plan amounted to $5,088 and $2,850 for the years ended December 31, 2007 and 2006, respectively.

NOTE 6 - EMPLOYMENT AGREEMENT

Effective January 1, 2007, the Company entered into an Employment Agreement (Agreement) with its President and Chief Executive Officer (Executive) which concludes on December 31, 2011 unless sooner terminated in accordance with the Agreement. Under the Agreement, the Executive receives a base salary, a commission of twenty percent of gross revenue originated by the Executive and a profitability bonus equal to one-third of net income before taxes of the Company (each previous calendar year) in excess of the first fifteen percent of return on investment of Hoosac Bank. Upon termination of the Executive's employment for any reason other than "cause" as defined in the Agreement, the Executive shall be paid a retirement benefit in an amount equal to the sum of $62,500 times the number of calendar years of employment which have as of the date of such termination fully elapsed up to a cap of $500,000.

In 2007, the Company recorded a profitability bonus of $101,396 and a deferred compensation expense of $62,500, both of which are included in employee compensation and benefits expense. The related liabilities are included in accrued wages payable and other liabilities, respectively.

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2007, the Company had net capital of $735,644, which was $685,644 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 36%, or 0.36 to 1, as of December 31, 2007 and 100%, or 1 to 1, as of December 31, 2006.

NOTE 8 - INCOME TAXES

The Company is included in the consolidated federal income tax return filed by Hoosac Bank. Consolidated federal income taxes are allocated to the Company at the consolidated federal income tax rate. The Company files its own state tax returns. The Company had no tax-related balances due to or from affiliates as of December 31, 2007 and 2006.

The current and deferred portions of income tax expense included in the consolidated statements of income as determined in accordance with SFAS No. 109, "Accounting for Income Taxes," are as follows for the years ended December 31:

	2007	2006
Current:		
Federal	$165,116	$123,815
State	57,328	43,198
	222,444	167,013
Deferred:		
Federal	(20,911)	(5,902)
State	(6,385)	(2,236)
	(27,296)	(8,138)
Total income tax expense	$195,148	$158,875

A reconciliation of the expense for income taxes with amounts determined by applying the U.S. statutory income tax rate to income before income taxes is as follows:

	2007	2006
Expected income tax expense at U.S. statutory tax rate of 34%	$152,686	$134,084
The effect of:		
Nondeductible expenses and other adjustments	8,840	(2,244)
Increase due to state taxes, net of U.S. federal income tax effects	33,622	27,035
Income tax expense	$195,148	$158,875

The Company had gross deferred tax assets and gross deferred tax liabilities as follows as of December 31:

	2007	2006
Deferred tax assets:		
Contribution	$	$ 3,274
Goodwill amortization	4,964	1,928
Allowance for bad debts	1,801	1,801
Deferred compensation	25,581	
Other	409	409
Gross deferred tax assets	32,755	7,412
Deferred tax liability:		
Depreciation	(16,132)	(18,085)
Gross deferred tax liability	(16,132)	(18,085)
Net deferred tax asset (liability)	$16,623	$(10,673)

Deferred tax assets as of December 31, 2007 and 2006 have not been reduced by a valuation allowance because management believes that it is more likely than not that the full amount of deferred tax assets will be realized.

NOTE 9 - RELATED PARTY TRANSACTIONS

As described in Note 4, annual rent expense for lease of office space from Hoosac Bank amounted to $4,320 for the years ending December 31, 2007 and 2006.

In 2007, the Company recorded $1,129 of commission income from Hoosac Bank for stock trades. Included in commission revenue in the year ending December 31, 2006 was $48,000 received from Hoosac Bank for investment advisory services. Investment advisory services were performed for Hoosac Bank under a contract signed February 20, 2002 that continued in effect until December 31, 2006. Under the contract the Company received $12,000 per quarter as investment advisor to Hoosac Bank plus commission income on securities trades made.

Commission income recorded by the Insurance Agency for the year ended December 31, 2007 includes $3,087 received from Hoosac Bank and $1,681 received from Coakley, Pierpan, Dolan & Collins Insurance Agency, Inc., a subsidiary of Hoosac Bank, and $1,872 from Williamstown Savings Bank, a subsidiary of MountainOne Financial Partners, Inc. Commission income recorded by the Insurance Agency for the year ended December 31, 2006 includes $3,459 received from Hoosac Bank and $1,681 received from Coakley, Pierpan, Dolan & Collins Insurance Agency, Inc. and $2,050 from Williamstown Savings Bank.

In 2006, the Insurance Agency recorded $4,001 of commission income from a third party for employee benefits at MountainOne Financial Partners, Inc.

In 2007 and 2006, the Company recorded $17,377 and $26,487, respectively, of commission income from a third party for rollovers into the MountainOne Financial Partners, Inc. 401(k) Plan.

NOTE 10 - CONSOLIDATED SUBSIDIARIES

The following amounts of the Company's wholly-owned subsidiary, True North Insurance Agency, Inc., are included in the consolidated financial statements presented for 2007 and 2006:

	2007	2006
Total assets	$954,614	$1,025,906
Stockholder's equity	$722,095	$ 809,737

NOTE 11 - GOODWILL AND INTANGIBLE ASSETS

The Company's assets as of December 31, 2007 and 2006 include goodwill of $272,242 recognized in the acquisition of the Company by Hoosac Bank. An additional $60,000 of goodwill was recorded in 2004 for the purchase of an insurance agency from an independent contractor. The goodwill is subject to the impairment review requirements of SFAS No. 142. The Company evaluated its goodwill as of December 31, 2007 and 2006 and found no impairment.

A summary of acquired amortized intangible assets is as follows:

	As of December 31, 2007		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Covenants not to compete	$422,000	$202,099	$219,901
Customer lists	445,125	186,239	258,886
Total	$867,125	$388,338	$478,787
	As of December 31, 2006		
Covenants not to compete	$376,505	$144,674	$231,831
Customer lists	445,125	146,477	298,648
Total	$821,630	$291,151	$530,479

Aggregate amortization expense was $97,187 and $73,830 in 2007 and 2006, respectively. Amortization is being calculated on a straight-line basis.

Estimated aggregate amortization expense for each of the five years succeeding 2007, and thereafter, is as follows:

2008	$ 91,633
2009	87,155
2010	81,322
2011	80,703
2012	69,503
Thereafter	68,471
	$478,787

The following intangible assets are included in the above table.

The Company has an intangible asset (a management covenant not to compete) as of December 31, 2007 and 2006 in the amount of $100,000 that arose from the purchase of the Company by Hoosac Bank. This intangible asset is being amortized to expense over ten years on the straight-line method.

In 2002 the Company made two purchases of intangible assets as follows:

(1) $60,000 for a customer list and associated accounts and a covenant not to compete from an independent contractor who is now retired from the Company. (2) $167,500 for a customer list and a covenant not to compete, from an individual now employed by the Company.

The cost of these intangible assets was allocated in proportion to the fair values acquired and is being amortized as follows:

> The $60,000 purchase was allocated to a $50,000 customer list being amortized over 10 years and a covenant not to compete for $10,000 being amortized over 67 months.
>
> The $167,500 purchase was allocated to a $100,500 customer list being amortized over 12 years and a covenant not to compete for $67,000 being amortized over 9 years.

In 2003 the Company made two purchases of intangible assets as follows:

(1) $30,000 for a customer list and associated accounts and a covenant not to compete from an employee of the Company. (2) $169,625 for a customer list from an individual now employed by the Company.

The cost of these intangible assets was allocated in proportion to the fair values acquired and is being amortized as follows:

> The $30,000 purchase was allocated to a $25,000 covenant not to compete being amortized over five years and $5,000 to a customer list being amortized over five years.
>
> The $169,625 purchase was allocated to a customer list and is being amortized over 12 years.

In 2004 the Company made a purchase of an insurance agency from an independent contractor. The $200,000 purchase ($64,000 paid in January 2005) was allocated in proportion to the fair values acquired, as follows.

(1) $120,000 for a customer list and associated accounts being amortized over 10 years. (2) $20,000 for a convenant not to compete being amortized over 8 years. (3) Goodwill recorded with the purchase amounted to $60,000.

In 2006, the Company purchased a covenant not to compete from an individual now employed by the Company. The Company paid $43,750 in 2006 and paid $156,250 in 2007. The cash payment made in 2006 is being amortized over 7 years. The cash payment made in 2007 is being amortized over the remaining term of the covenant.

SCHEDULE I

TRUE NORTH FINANCIAL SERVICES, INC.

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

	As of December 31, 2007	2006
Net Capital		
Total consolidated stockholder's equity	$2,592,113	$2,338,184
Deduct stockholder's equity of Subsidiary	(722,095)	(809,737)
Total stockholder's equity qualified for net capital	1,870,018	1,528,447
Deductions:		
Nonallowable assets:		
Furniture, equipment, and leasehold improvements, net	354,715	361,343
Intangible assets	663,740	695,898
Other assets	111,270	166,246
Total deductions	1,129,725	1,223,487
Net capital before haircuts on security position	740,293	304,960
Haircut on money market mutual fund	(4,649)	(3,403)
Net capital	$ 735,644	$ 301,557
Aggregate indebtedness		
Items included in consolidated statement of financial condition (except for debt of non broker-dealer subsidiary):		
Commissions payable	$ 67,134	$ 86,805
Accounts payable, accrued expenses and other	196,151	213,535
Total aggregate indebtedness	$ 263,285	$ 300,340
Computation of basic net capital requirement		
Minimum net capital required (6-2/3% of total aggregate indebtedness):	$ 17,552	$ 20,022
Minimum dollar net capital requirement in accordance with SEC Rule 15c3-1(a)(2)(iv)	$ 50,000	$ 50,000
Net capital requirement, greater of $17,552 or $50,000 in 2007 and greater of $20,022 or $50,000 in 2006	$ 50,000	$ 50,000
Excess net capital	$ 685,644	$ 251,557
Ratio: Aggregate indebtedness to net capital	36%	100%
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2007 and 2006)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 785,085	$ 269,153
Adjustments (net) after filing FOCUS report	(49,441)	32,404
Net capital as above	$ 735,644	$ 301,557

The Company is claiming exemption from schedules II (Computation for Determination of Reserve Requirements) and III (Information Relating to Possession or Control Requirements) under Rule 15c3-3 of the SEC. Such exemption claim is made because all customer transactions by True North Financial Services, Inc. are cleared through a clearing firm on a fully disclosed basis or are done by application directly to a mutual fund or insurance company.

SHATSWELL, MacLEOD & COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

February 23, 2008

True North Financial Services, Inc. and Subsidiary
North Adams, Massachusetts

Statement on Auditing Standards No. 114, "The Auditor's Communication with Those Charged With Governance" issued by the Auditing Standards Board of the American Institute of Certified Public Accountants requires the auditor to communicate certain matters to those responsible for the oversight of the financial reporting process. The following comments regarding the scope and results of our audit of True North Financial Services, Inc. and Subsidiary for the year ended December 31, 2007 will assist you in overseeing the financial reporting and disclosure process for which management is responsible.

SCOPE OF AUDIT

Our responsibility is to express an opinion on the consolidated financial statements based on our audit. The audit is to be conducted in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

RESULTS OF AUDIT

1. The Company's significant accounting policies and their application conform to Generally Accepted Accounting Principles (GAAP) and predominant practices within the broker-dealer industry. In the audit period there were no new transactions or events, significant unusual transactions or controversial areas that required the choice of significant accounting policies.

2. The principal accounting estimate used by company management in the preparation of the consolidated financial statements is the accrual for commission income and expenses and related allowances. We reviewed company management's estimates of amounts receivable and payable and allowance on amounts receivable and considered such data to determine the reasonableness of the estimate.

3. There were no audit adjustments, whether recorded or not recorded in the consolidated financial statements, that could have significant effects on current and future consolidated financial statements or on the Company's internal control.

4. There were no uncorrected financial statement misstatements other than misstatements of less than $1,000, if any.

5. If other information was presented by management with the Company's audited consolidated financial statements, we read such information and considered whether it, or the manner of its presentation was materially inconsistent with information, or the manner of its presentation, appearing in the consolidated financial statements.

83 PINE STREET • WEST PEABODY, MASSACHUSETTS 01960-3635 • TELEPHONE (978) 535-0206 • FACSIMILE (978) 535-9908
smc@shatswell.com www.shatswell.com

6. There were no disagreements with management about the application of GAAP, the determination of accounting estimates, or the scope of the audit that could be significant to the Company's annual reporting.

7. To our knowledge, Company management did not discuss any accounting or auditing matters with other auditors.

8. We had no discussion of major issues with management in connection with the initial or recurring retention of our audit services including among other matters, any discussions regarding the application of accounting principles and auditing standards.

9. We encountered no difficulties in dealing with Company management relating to the performance of the audit, such as unreasonable delays by management in permitting the commencement of the audit, providing needed information, an unreasonable timetable set by management, the unavailability of client personnel, or the failure of client personnel to complete client-prepared schedules on a timely basis.

This report is intended solely for the information and use of the audit committee, Board of Directors, management and regulators and is not intended to be and should not be used by anyone other than these specified parties.

Respectfully submitted,

Shatswell, MacLeod + Company, P.C.

SHATSWELL, MacLEOD & COMPANY, P.C.

SHATSWELL, MacLEOD & COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
True North Financial Services, Inc. and Subsidiary:

Report on Internal Control Required by SEC Rule 17a-5

In planning and performing our audit of the consolidated financial statements and supplemental schedules of True North Financial Services, Inc. and Subsidiary (the Company), for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

83 PINE STREET • WEST PEABODY, MASSACHUSETTS 01960-3635 • TELEPHONE (978) 535-0206 • FACSIMILE (978) 535-9908
smc@shatswell.com www.shatswell.com

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and the MSRB, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Shatswell, MacLeod + Company, P.C.

SHATSWELL, MacLEOD & COMPANY, P.C.

West Peabody, Massachusetts
February 23, 2008

END